UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

CENVEO Inc.

(Name of Issuer)

COMMON, STOCK, Par Value $ 0.01 Share

(Title of Class of Securities)

15670 S 105

(CUSIP Number)

Prof. Nathu R Puri

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2013. Rule 13D statement Crossing 5% threshold

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

CUSIP No. 15670 S 105	Page 2 of 4 Pages

1.	Names of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Prof. Nathu R Puri
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) PF
5.	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization INDIAN
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 3,408,000
	8.	Shared voting power 00,000
	9.	Sole dispositive power 3,408,000
	10.	Shared dispositive power 00,000
11.	Aggregate amount beneficially owned by each reporting person 3,408,000
12.	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 5.15115%%
14.	Type of reporting person (see instructions) IN

13D

CUSIP No. 15670 S 105	Page 3 of 4 Pages

Item 1. Security and Issuer. Common Stock CVO. Cenveo Inc., 201 Broad Street, One Canterbury Green, Stamford. CT06901

Item 2. Identity and Background. a). Prof. Nathu R Puri, b). 6 UNION ROAD< NOTTINGHAM< NG3 1FH. United Kingdom, c). Retired Businessman. D).None e). None, f). Indian

Item 3. Source or Amount of Funds or Other Consideration. PF Have loans in ordinary course of business.

Item 4. Purpose of Transaction. Part of Equity Portfolio. (less than 25%)

Item 5. Interest in Securities of the Issuer. 3,408,000, Last acquisition, 100,000 on 19th December, 2013 at an average price of $3.14987. Average for total stock $2.748 per share. Shares bought and sold in the last 60 days.

1.	23/10/2013 Bought 50,000 shares at $2.8635

2.	24/10/2013 Bought 1310 at $2.97 and 3000 at $2.9399

3.	29/10/2013 Sold 8716 at $3.16

4.	31/10/2013 Bought 50,000 $3.08955

5.	06/11/2013 Bought 6748 at $3.12

6.	07/11/2013 Sold 47,400 at $2.2.93086

7.	10/11/2013 Bought 18,252 at $3.51 and 25,000 at $3.45

8.	12/11/2013 Bought 50,000 at $3.37085

9.	13/11/2013 Bought 36,663 at $3.3484

10.	14/11/2013 Bought 70,000 at 3.3495

11.	20/12/2013 Bought 100,000 at $3.14987

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer. None.

Item 7. Material to Be Filed as Exhibits. Not Applicable.

13D

CUSIP No. 15670 S 105	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Nathu R Puri

COMPANY NAME

Nathu R Puri
Insert Name

Sole Owner
Insert Title

23/12/2013
Insert Date